FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the Month of June, 2006

HANSON PLC

(Translation of registrant's name into English)

1 Grosvenor Place, London, SW1X 7JH, England

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.]

Form 20-F X      Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes         No X

EXHIBIT INDEX

Exhibit No. 1   - Holding(s) in Company dated 1 June 2006
Exhibit No. 2   - Transaction in Own Shares dated 1 June 2006
Exhibit No. 3   - Holding(s) in Company dated 2 June 2006
Exhibit No. 4   - Transaction in Own Shares dated 6 June 2006
Exhibit No. 5   - Transaction in Own Shares dated 7 June 2006
Exhibit No. 6   - Holding(s) in Company dated 8 June 2006
Exhibit No. 7   - Transaction in Own Shares dated 8 June 2006
Exhibit No. 8   - Transaction in Own Shares dated 12 June 2006
Exhibit No. 9   - Transaction in Own Shares dated 13 June 2006
Exhibit No. 10  - Transaction in Own Shares dated 16 June 2006
Exhibit No. 11  - Transaction in Own Shares dated 20 June 2006
Exhibit No. 12  - Director Declaration dated 21 June 2006
Exhibit No. 13  - Transaction in Own Shares dated 21 June 2006
Exhibit No. 14  - Close period buyback dated 28 June 2006
Exhibit No. 15  - Transaction in Own Shares dated 29 June 2006

Exhibit No. 1

HANSON PLC

June 1, 2006

Holding in Company

Hanson PLC has received notification today that following a purchase of shares on May 30, 2006, Lansdowne Partners Limited Partnership, on behalf of client funds that it manages, controls 22,390,386 ordinary shares in Hanson PLC, representing 3.12% of the issued share capital, excluding shares held in treasury, of the Company.

Yours faithfully

Paul Tunnacliffe
Company Secretary

Exhibit No. 2

Hanson PLC, the international heavy building materials producer, announces that it has purchased the following number of its ordinary shares of £0.10 each on the London Stock Exchange from Hoare Govett Limited's affiliate, ABN AMRO, Bank
N.V., London Branch.

Date of purchase: 01 June 2006

Number of ordinary shares purchased: 100,000

Volume weighted average price paid per share: 656.78p

Hanson intends to hold the purchased shares in treasury.

Following the purchase of these shares, Hanson holds 18,950,000 of its ordinary shares in treasury and has 718,018,849 ordinary shares in issue (excluding treasury shares).

Inquiries: Nick Swift
           Hanson PLC
           Tel: +44 (0)20 7245 1245

           Jeremy Thompson
           Hoare Govett Limited
           Tel: +44 (0)20 7678 8000

Exhibit No. 3

Hanson PLC

June 2, 2006

Holding in Company

Hanson PLC (the "Company") has received notification today that on May 30, 2006,
Morgan Stanley Securities Limited ("MSSL") acquired an interest in the shares of the Company that resulted in MSSL holding a total of 21,957,218 shares, being approximately 3.06% of the issued share capital, excluding shares held in treasury, of the Company.

Yours faithfully

Paul Tunnacliffe
Company Secretary

Exhibit No. 4

Hanson PLC, the international heavy building materials producer, announces that it has purchased the following number of its ordinary shares of £0.10 each on the London Stock Exchange from Hoare Govett Limited's affiliate, ABN AMRO, Bank
N.V., London Branch.

Date of purchase: 06 June 2006

Number of ordinary shares purchased: 250,000

Volume weighted average price paid per share: 646.35p

Hanson intends to hold the purchased shares in treasury.

Following the purchase of these shares, Hanson holds 19,200,000 of its ordinary shares in treasury and has 717,768,849 ordinary shares in issue (excluding treasury shares).

Inquiries: Nick Swift
           Hanson PLC
           Tel: +44 (0)20 7245 1245

           Jeremy Thompson
           Hoare Govett Limited
           Tel: +44 (0)20 7678 8000

Exhibit No. 5

Hanson PLC, the international heavy building materials producer, announces that it has purchased the following number of its ordinary shares of £0.10 each on the London Stock Exchange from Hoare Govett Limited's affiliate, ABN AMRO, Bank
N.V., London Branch.

Date of purchase: 07 June 2006

Number of ordinary shares purchased: 250,000

Volume weighted average price paid per share: 638.60p

Hanson intends to hold the purchased shares in treasury.

Following the purchase of these shares, Hanson holds 19,450,000 of its ordinary shares in treasury and has 717,518,849 ordinary shares in issue (excluding treasury shares).

Inquiries: Nick Swift
           Hanson PLC
           Tel: +44 (0)20 7245 1245

           Jeremy Thompson
           Hoare Govett Limited
           Tel: +44 (0)20 7678 8000

Exhibit No. 6

Hanson PLC

June 8, 2006

Holding in Company

Hanson PLC (the "Company") has received notification today that, on June 5,
2006, Morgan Stanley Securities Limited ("MSSL") disposed of an interest in the shares of the Company with the result that MSSL, and the group companies which are direct or indirect holding companies of MSSL, no longer holds a notifiable interest in the ordinary shares of the Company.

Yours faithfully

Paul Tunnacliffe
Company Secretary

Exhibit No. 7

Hanson PLC, the international heavy building materials producer, announces that it has purchased the following number of its ordinary shares of £0.10 each on the London Stock Exchange from Hoare Govett Limited's affiliate, ABN AMRO, Bank
N.V., London Branch.

Date of purchase: 08 June 2006

Number of ordinary shares purchased: 250,000

Volume weighted average price paid per share: 625.22p

Hanson intends to hold the purchased shares in treasury.

Following the purchase of these shares, Hanson holds 19,700,000 of its ordinary shares in treasury and has 717,268,849 ordinary shares in issue (excluding treasury shares).

Inquiries: Nick Swift
           Hanson PLC
           Tel: +44 (0)20 7245 1245

           Jeremy Thompson
           Hoare Govett Limited
           Tel: +44 (0)20 7678 8000

Exhibit No. 8

Hanson PLC, the international heavy building materials producer, announces that it has purchased the following number of its ordinary shares of £0.10 each on the London Stock Exchange from Hoare Govett Limited's affiliate, ABN AMRO, Bank
N.V., London Branch.

Date of purchase: 12 June 2006

Number of ordinary shares purchased: 250,000

Volume weighted average price paid per share: 630.65p

Hanson intends to hold the purchased shares in treasury.

Following the purchase of these shares, Hanson holds 19,950,000 of its ordinary shares in treasury and has 717,018,849 ordinary shares in issue (excluding treasury shares).

Inquiries: Nick Swift
           Hanson PLC
           Tel: +44 (0)20 7245 1245

           Jeremy Thompson
           Hoare Govett Limited
           Tel: +44 (0)20 7678 8000

Exhibit No. 9

Hanson PLC, the international heavy building materials producer, announces that it has purchased the following number of its ordinary shares of £0.10 each on the London Stock Exchange from Hoare Govett Limited's affiliate, ABN AMRO, Bank
N.V., London Branch.

Date of purchase: 13 June 2006

Number of ordinary shares purchased: 250,000

Volume weighted average price paid per share: 613.4p

Hanson intends to hold the purchased shares in treasury.

Following the purchase of these shares, Hanson holds 20,200,000 of its ordinary shares in treasury and has 716,768,849 ordinary shares in issue (excluding treasury shares).

Inquiries: Nick Swift
           Hanson PLC
           Tel: +44 (0)20 7245 1245

           Jeremy Thompson
           Hoare Govett Limited
           Tel: +44 (0)20 7678 8000

Exhibit No. 10

Hanson PLC, the international heavy building materials producer, announces that it has purchased the following number of its ordinary shares of £0.10 each on the London Stock Exchange from Hoare Govett Limited's affiliate, ABN AMRO, Bank
N.V., London Branch.

Date of purchase: 16 June 2006

Number of ordinary shares purchased: 250,000

Volume weighted average price paid per share: 623.7p

Hanson intends to hold the purchased shares in treasury.

Following the purchase of these shares, Hanson holds 20,450,000 of its ordinary shares in treasury and has 716,518,849 ordinary shares in issue (excluding treasury shares).

Inquiries: Nick Swift
           Hanson PLC
           Tel: +44 (0)20 7245 1245

           Jeremy Thompson
           Hoare Govett Limited
           Tel: +44 (0)20 7678 8000

Exhibit No. 11

Hanson PLC, the international heavy building materials producer, announces that it has purchased the following number of its ordinary shares of £0.10 each on the London Stock Exchange from Hoare Govett Limited's affiliate, ABN AMRO, Bank
N.V., London Branch.

Date of purchase: 20 June 2006

Number of ordinary shares purchased: 250,000

Volume weighted average price paid per share: 628.03p

Hanson intends to hold the purchased shares in treasury.

Following the purchase of these shares, Hanson holds 20,700,000 of its ordinary shares in treasury and has 716,268,849 ordinary shares in issue (excluding treasury shares).

Inquiries: Nick Swift
           Hanson PLC
           Tel: +44 (0)20 7245 1245

           Jeremy Thompson
           Hoare Govett Limited
           Tel: +44 (0)20 7678 8000

Exhibit No. 12

Hanson PLC

June 21, 2006

Hanson PLC - Director Declaration

In compliance with rule LR 9.6.14 of the Financial Services Authority Listing
Rules, Hanson PLC announces that J W Leng, a Non-Executive Director, has informed the Company that he has resigned from the board of Pilkington PLC with effect from June 16, 2006.

There have been no other changes to the information set out in LR 9.6.13R (2) to
LR 9.6.13R (6) in respect of Mr Leng.

Yours faithfully

Paul Tunnacliffe
Company Secretary

Exhibit No. 13

Hanson PLC, the international heavy building materials producer, announces that it has purchased the following number of its ordinary shares of £0.10 each on the London Stock Exchange from Hoare Govett Limited's affiliate, ABN AMRO, Bank
N.V., London Branch.

Date of purchase: 21 June 2006

Number of ordinary shares purchased: 150,000

Volume weighted average price paid per share: 629.70p

Hanson intends to hold the purchased shares in treasury.

Following the purchase of these shares, Hanson holds 20,850,000 of its ordinary shares in treasury and has 716,118,849 ordinary shares in issue (excluding treasury shares).

Inquiries: Nick Swift
           Hanson PLC
           Tel: +44 (0)20 7245 1245

           Jeremy Thompson
           Hoare Govett Limited
           Tel: +44 (0)20 7678 8000

Exhibit No. 14

Hanson PLC

28 June 2006

Hanson PLC

Close Period Share Repurchase Programme

Hanson PLC ("Hanson" or "the Company") announces today that it will continue its share buy-back programme throughout its close period, which commences on 1 July
2006 and ends with the publication of Hanson's interim results for the six months ended 30 June 2006.

The programme will be executed by Hoare Govett Limited.

Any acquisitions will be effected within certain pre-set parameters, and in accordance with both Hanson's general authority to repurchase shares and Chapter
12 of the Listing Rules, which requires that purchases may only be made if the price to be paid is not more than the higher of 5% above the average market value of the Company's equity shares for the 5 business days prior to the day the purchase is made.

Inquiries:

Nick Swift             Hanson PLC             +44 (0)20 7245 1245
Jeremy Thomson         Hoare Govett           +44 (0)20 7678 8000

Exhibit No. 15

Hanson PLC, the international heavy building materials producer, announces that it has purchased the following number of its ordinary shares of £0.10 each on the London Stock Exchange from Hoare Govett Limited's affiliate, ABN AMRO, Bank
N.V., London Branch.

Date of purchase: 29 June 2006

Number of ordinary shares purchased: 100,000

Volume weighted average price paid per share: 645.4p

Hanson intends to hold the purchased shares in treasury.

Following the purchase of these shares, Hanson holds 20,950,000 of its ordinary shares in treasury and has 716,018,849 ordinary shares in issue (excluding treasury shares).

Inquiries:  Nick Swift
            Hanson PLC
            Tel: +44 (0)20 7245 1245

            Jeremy Thompson
            Hoare Govett Limited
            Tel: +44 (0)20 7678 8000

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                                        HANSON PLC

                                                          By:           /s/ Graham Dransfield

                                                                        Graham Dransfield
                                                                         Legal Director

Date:   July 3, 2006